UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 4)

PETROHAWK ENERGY CORPORATION
(Name of Subject Company (Issuer))

NORTH AMERICA HOLDINGS II INC.
a wholly owned subsidiary of

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.
a wholly owned subsidiary of

BHP BILLITON LIMITED
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number of Class of Securities)

Kirsten Gray
Vice President Group Legal
BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000
Australia
+61 1300 55 47 57
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

James C. Morphy
Krishna Veeraraghavan
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,158,162,297	$1,411,563

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $38.75, the per share tender offer price, multiplied by the sum of 303,892,075, the number of shares of common stock issued and outstanding (including 2,227,908 shares of restricted stock), plus (b) an amount equal to 9,866,952, the number of shares of common stock that were reserved for issuance pursuant to stock option and stock appreciation rights plans, multiplied by $38.75. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of July 15, 2011, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,411,563	Filing Party:	Purchaser, Parent and BHP Billiton Limited (each as defined below)
Form or Registration No.:	Schedule To	Date Filed:	July 25, 2011

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 (this “Amendment”) amends and supplements Item 11 in the Tender Offer Statement on Schedule TO, filed on July 25, 2011 (the “Schedule TO”) with the Securities and Exchange Commission by BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (“BHP Billiton Limited”), BHP Billiton Petroleum (North America) Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of BHP Billiton Limited, and North America Holdings II Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, as amended on July 27, 2011, July 28, 2011 and August 10, 2011.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.   Additional Information

The section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Litigation” is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On August 12, 2011, Petrohawk, Petrohawk’s directors, BHP Billiton Limited, Parent and Purchaser entered into a memorandum of understanding (the “MOU”) with the plaintiffs in the Delaware and Texas state-court Stockholder Actions (“State Stockholder Actions”) reflecting an agreement in principle to settle the State Stockholder Actions based on their agreement to include certain additional disclosures relating to the Offer and Merger that were made in Amendment No. 3 to the Schedule 14D-9. Petrohawk, Petrohawk’s directors, BHP Billiton Limited, Parent and Purchaser each have denied, and continue to deny, that they have committed or attempted to commit any violation of law or breached any duty owed to Petrohawk and/or its stockholders, or aided or abetted any breach of any fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in the State Stockholder Actions, and expressly maintain that they complied with their fiduciary and other legal duties. The defendants in the State Stockholders Actions, to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in the State Stockholder Actions, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in the MOU. The MOU is subject to customary conditions including completion of appropriate settlement documentation, approval by the District Court of Harris County, Texas, and consummation of the Offer and the Merger.

The MOU provides that each of the State Stockholder Actions will be dismissed with prejudice as to all defendants. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the District Court of Harris County, Texas, following notice to Petrohawk’s stockholders. There can be no assurance that the settlement will be finalized or that the court will approve the settlement.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NORTH AMERICA HOLDINGS II INC.

By:	/s/ David Powell
Name:   David Powell
Title:     Vice President

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.

By:	/s/ David Powell
Name:   David Powell
Title:     Vice President

BHP BILLITON LIMITED

By:	/s/ David A. Williamson
Name:   David A. Williamson
Title:     Head of Group Legal and Chief
              Compliance Officer

Dated: August 12, 2011

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